YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

March 23, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue

Re:	YanGuFang International Group Co., Ltd.
Registration Statement on Form F-1
Initially filed August 5, 2022, as amended
File No. 333-266607

Dear Ms. Donahue:

On March 21, 2023, YanGuFang International Group Co., Ltd. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. Eastern Daylight Time on March 23, 2023, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Junguo He
Junguo He
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Hunter Taubman Fischer & Li LLC